SCA DEVELOPMENT, LLC
(A wholly owned subsidiary of SC Affiliates, LLC)
STATEMENT OF CHANGES IN MEMBER'S EQUITY

Year Ended December 31, 2016

Member's Equity		
Beginning of year	$	514,109
Net profit		38,912
End of year	**$**	**553,021**

The accompanying notes are an integral part of these financial statements.